Raymond James Conference September 8, 2021 F.N.B. Corporation Filed by F.N.B. Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Howard Bancorp, Inc. Commission File No.: 001-35489 Date: September 8, 2021

Cautionary Statement Regarding Forward-Looking Information and Non-GAAP Financial Information This document may contain statements regarding F.N.B. Corporation’s outlook for earnings, revenues, expenses, tax rates, capital and liquidity levels and ratios, asset quality levels, financial position and other matters regarding or affecting our current or future business and operations. These statements can be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve various assumptions, risks and uncertainties which can change over time. Actual results or future events may be different from those anticipated in our forward-looking statements and may not align with historical performance and events. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance upon such statements. Forward-looking statements are typically identified by words such as "believe," "plan," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "will," "should," "project," "goal," and other similar words and expressions. We do not assume any duty to update forward-looking statements, except as required by federal securities laws.  F.N.B.’s forward-looking statements are subject to the following principal risks and uncertainties:  Our business, financial results and balance sheet values are affected by business, economic and political circumstances, including, but not limited to: (i) developments with respect to the U.S. and global financial markets; (ii) actions by the Federal Reserve Board, U.S. Treasury Department, Office of the Comptroller of the Currency and other governmental agencies, especially those that impact money supply, market interest rates or otherwise affect business activities of the financial services industry; (iii) a slowing of the U.S. economic environment; (iv) the impacts of tariffs or other trade policies of the U.S. or its global trading partners; and the sociopolitical environment in the U.S.. Business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through effective use of systems and controls, third-party insurance, derivatives, and capital management techniques, and to meet evolving regulatory capital and liquidity standards. Competition can have an impact on customer acquisition, growth and retention, and on credit spreads, deposit gathering and product pricing, which can affect market share, deposits and revenues. Our ability to anticipate, react quickly and continue to respond to technological changes and COVID-19 challenges can also impact our ability to respond to customer needs and meet competitive demands. Business and operating results can also be affected by widespread natural and other disasters, pandemics, including the ongoing COVID-19 pandemic crisis, dislocations, terrorist activities, system failures, security breaches, significant political events, cyber-attacks or international hostilities through impacts on the economy and financial markets generally, or on us or our counterparties specifically. Legal, regulatory and accounting developments could have an impact on our ability to operate and grow our businesses, financial condition, results of operations, competitive position, and reputation. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and the ability to attract and retain management. These developments could include: Changes resulting from a new U.S. presidential administration, including legislative and regulatory reforms, different approaches to supervisory or enforcement priorities, changes affecting oversight of the financial services industry, regulatory obligations or restrictions, consumer protection, taxes, employee benefits, compensation practices, pension, bankruptcy and other industry aspects, and changes in accounting policies and principles. Changes to regulations or accounting standards governing bank capital requirements, loan loss reserves, and liquidity standards. Unfavorable resolution of legal proceedings or other claims and regulatory and other governmental investigations or other inquiries. These matters may result in monetary judgments or settlements or other remedies, including fines, penalties, restitution or alterations in our business practices, and in additional expenses and collateral costs, and may cause reputational harm to FNB. Results of the regulatory examination and supervision process, including our failure to satisfy requirements imposed by the federal bank regulatory agencies or other governmental agencies. The impact on our financial condition, results of operations, financial disclosures and future business strategies related to allowance for credit losses changes due to changes in forecasted macroeconomic scenarios commonly referred to as the “current expected credit loss” standard or CECL. A failure or disruption in or breach of our operational or security systems or infrastructure, or those of third parties, including as a result of cyber-attacks or campaigns. The COVID-19 pandemic and the federal, state, and local regulatory and governmental actions implemented in response to COVID-19 have resulted in a deterioration and disruption of the financial markets and national and local economic conditions, increased levels of unemployment and business failures, and the potential to have a material impact on, among other things, our business, financial condition, results of operations, liquidity, or on our management, employees, customers and critical vendors and suppliers. In view of the many unknowns associated with the COVID-19 pandemic, our forward-looking statements continue to be subject to various conditions that may be substantially different in the future than what we are currently experiencing or expecting, including, but not limited to, a prolonged recovery of the U.S. economy and labor market and the possible change in commercial and consumer customer fundamentals, expectations and sentiments. As a result, the COVID-19 impact, including U.S. government responsive measures to manage it or provide financial relief, the uncertainty regarding its duration and the success of vaccination efforts, it is possible the pandemic may have a material adverse impact on our business, operations and financial performance. The risks identified here are not exclusive or the types of risks F.N.B. may confront and actual results may differ materially from those expressed or implied as a result of these risks and uncertainties, including, but not limited to, the risk factors and other uncertainties described under Item 1A Risk Factors and the Risk Management sections of our 2020 Annual Report on Form 10-K, our subsequent 2021 Quarterly Reports on Form 10-Q (including the risk factors and risk management discussions) and our other 2021 filings with the SEC, which are available on our corporate website at https://www.fnb-online.com/about-us/investor-relations-shareholder-services. More specifically, our forward-looking statements may be subject to the evolving risks and uncertainties related to the COVID-19 pandemic and its macro-economic impact and the resulting governmental, business and societal responses to it. We have included our web address as an inactive textual reference only. Information on our website is not part of our SEC filings.

Cautionary Statement Regarding Forward-Looking Information and Non-GAAP Financial Information Additional Information About the Merger and Where to Find It This communication is in part being made in respect of the proposed merger transaction between FNB and Howard. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, FNB Corporation, One North Shore Center, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664. Participants in the Solicitation FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Corporate Profile and Overview

Experienced Executive Leadership Vincent Delie, Jr. Chairman, President & CEO Years at FNB: 17 / Years in Banking: 30+ After joining FNB in 2005, Delie became President of First National Bank in 2009. He was promoted to President of F.N.B. Corporation in 2011, was named Chief Executive Officer and elected to the Board of Directors in 2012, and was named Chairman of the Board of Directors of F.N.B. Corporation and First National Bank in 2017. He additionally chairs the Board’s executive committee. Gary Guerrieri Chief Credit Officer Years at FNB: 19 / Years in Banking: 35+ Guerrieri joined F.N.B. Corporation as Regional Credit Officer through the merger with Promistar Bank in 2002 and was promoted to Chief Credit Officer in 2011. At Promistar, Guerrieri served as Executive Vice President of Commercial Banking in Johnstown, PA. Previously, he served as Executive Vice President and Community Banking Executive for Laurel Bank in Uniontown, PA. Barry Robinson Chief Consumer Banking Officer Years at FNB: 10 / Years in Banking: 30+ Robinson joined FNB in 2010 and most recently served as Executive Vice President of Consumer Banking. His 30 years of financial services experience includes executive wealth management and corporate banking roles with National City Bank, as well as previous responsibility for leveraged lending. Bryant Mitchell Chief Wholesale Banking Officer Years at FNB: 3 / Years in Banking: 35+ Mitchell oversees lines of business and functional areas across FNB’s multistate footprint including Commercial Banking, Capital Markets and the Company’s Wealth Management group. Mitchell joined FNB in 2018 as Executive Vice President of Capital Markets and Specialty Finance. He previously served as a Regional Executive with The PNC Financial Services Group, Inc. Vincent Calabrese CFO Years at FNB: 14 / Years in Banking: 30+ Calabrese has over 31 years of financial services experience. He joined F.N.B. Corporation in March 2007 as Senior Vice President and Corporate Controller and became CFO in 2009. He was Senior Vice President and Controller at People’s Bank in Bridgeport, Connecticut, and a Supervising Senior Auditor for KPMG Peat Marwick in Stamford, Connecticut.

Overview of FNB (1) As of market close of September 3, 2021. Company Overview Ticker: FNB (NYSE) Founded: 1864 Headquarters: Pittsburgh, PA Diverse Market Presence: Significant presence in 7 major metropolitan markets with population over 1 million and numerous secondary markets Financial Highlights as of 6/30/21 $3.6 Billion1 Market Capitalization $38.4 Billion Total Assets $25.1 Billion Total Loans $30.5 Billion Total Deposits Dividend Yield:4.2%1 --------------------------------------------------- Net Interest Margin:2.70% --------------------------------------------------- Efficiency Ratio:56.8% --------------------------------------------------- Loans/Deposits:84.1% --------------------------------------------------- CET1 Capital Ratio:9.9% --------------------------------------------------- Tangible book value/share$8.20 --------------------------------------------------- Pennsylvania Ohio & WV Mid-Atlantic Carolinas

Key Investor Highlights FNB drives performance to further improve on long-term strategic planning metrics Established business model with a 150+ year track record of success Local economies have remained durable and performed well through cycles Attractive growth opportunities and market competitive dynamics Diverse commercially-focused franchise operating in dynamic, high-quality markets Attractive Pennsylvania, Mid-Atlantic, and Carolina footprint Established presence with top deposit market share in numerous MSA’s Deep and experienced management team with skills developed internally and with other large regional and national banking institutions Regarded as proven operators and integrators Respected executive management team with extensive experience in the financial services industry Strong and consistent profitability Consistently mid-single-digit organic growth in loans and deposits Maintained stable credit quality and disciplined underwriting standards Proven credit culture with a history of strong asset quality results Disciplined and consistent credit decision-making process through all economic cycles Concentrations further diversified by loan size, industry and geography

Significant Scale in Attractive Markets Carolinas $5.8B #6 in deposit share in Piedmont Triad in market deposits as of FY 2020 #8 in deposit share in Charlotte #7 in deposit share in Raleigh 89 branches Mid-Atlantic $2.6B #6 in deposit share in Baltimore1 in market deposits as of FY 2020 25 branches Ohio & West Virginia $1.9B #12 in deposit share in Cleveland in market deposits as of FY 2020 28 branches Pennsylvania $18.9B in market deposits as of FY 2020 #3 in deposit share in Pittsburgh 197 branches (1) ProForma for Howard Bank

Branch Network Evolution We constantly analyze our branch network and individual branch performance to optimize delivery channels from a productivity and efficiency perspective Deposits / Branch $52.3 MM $58.8 MM $65.4 MM $83.8MM

Technology Evolution & Digital Trends Opportunity to drive increased digital product adoption across expanding client base Strategic enhancement of digital and mobile capabilities to support changing customer preferences Industry-leading mobile capabilities including mobile payment solutions A website that creates an interactive digital experience in sync with the branch Continued evaluation of our branch network regarding our established REDI program Leveraging data analytics to provide insights Partnered with Royal Farms to build brand awareness and expand ATM network in 2021 Number of ATMs and ITMs Enrolled Mobile Banking Users (in thousands)

The Six Pillars of our Long-Term Strategy FNB drives performance to further improve on long-term strategic planning metrics Maintain Efficiency and Expense Control Optimize the Retail Bank Build a Durable, Scalable Infrastructure Build a Strong, Differentiated Brand

Strategic Objectives-2021 and Beyond Consumer Wholesale Fee-Based Enhance analytics capabilities to better understand customers’ needs and increase share of wallet Fully deploy Clicks-to-Bricks strategy across the footprint Continue to optimize branch network to improve efficiency and change mix of traditional branch vs. ATMS/ITMS Enhance private banking to provide a more comprehensive solution to high-net-worth clients Continue build-out of mortgage banking in new and attractive markets Continue expansion of equipment finance for middle-market borrowers Expand debt capital markets capabilities and increase market penetration in the middle market Fully deploy Clicks-to-Bricks strategy across the footprint Disciplined expansion into attractive markets via loan production offices (LPOs) Expand insurance in new markets and leverage data analytics to increase growth in personal lines Continue to optimize branch network to improve efficiency and change mix of traditional branch vs. ATMS/ITMS Develop unified customer view to better identify cross-selling opportunities Introduce additional mobile and online offerings for wealth management and expand in new markets Enhance private banking to provide a more comprehensive solution to high-net-worth clients Continue build-out of mortgage banking in new and attractive markets Add local product specialists to support the needs of sophisticated borrowers Develop specialty verticals such as government contracting and healthcare financing Reorganize Private Banking and Wealth Management to deepen customer relationships FNB is Well-Positioned to Deliver Greater Shareholder Value

Market Strategy

Market Entry FNB’s Market Strategy Customer Acquisition Customer Service Targeting large and growing markets Developing new opportunities Building lasting relationships FNB’s Northeastern, Mid-Atlantic, and Southeastern markets are large and among some of the fastest growing in the country Collectively, these markets have almost 615k businesses with revenues greater than $100k and have a projected compound annual population growth rate of 1% Digital infrastructure and virtual ecosystem helped with 1:1 marketing efforts Added leadership in key growth markets to continue building out the franchise and foster relationships with new customers Deposits in new markets increased 5% over the last five years, exceeding average total market growth rate Made significant investment in digital and omnichannel applications designed to be customer centric FNB’s partnership with PAI and Royal Farms will deploy more than 190 ATMs in the Mid-Atlantic markets increasing ATM network by 30% (1) S&P Global Intelligence: Average of 5 year CAGRs of FNBs new markets listed on page 9. (2) S&P Global Intelligence

Cleveland Population: 2.1 million # of 100k Bus: 68k Deposit Market Share Rank: 12 Deposit Market Share: 1.0% Pittsburgh2 Population: 2.3 million # of 100k Bus: 86k Deposit Market Share Rank: 3 Deposit Market Share: 6.0% Baltimore Population: 2.8 million # of 100k Bus: 91k Deposit Market Share Rank: 63 Deposit Market Share: 2.0% Washington D.C Population: 6.3 million # of 100k Bus: 206k Deposit Market Share Rank: 40 Deposit Market Share: 0.1% FNB’s Deposit Growth has Outpaced Competitors’ in New Markets1 1 2 3 4 6 5 7 1 2 3 4 5 6 7 8 8 FNB’s new market deposit CAGR is 5% over the last 5 years, exceeding the market growth rate (1) Per S&P Global Market Intelligence, as of June 30, 2020. (2) Excludes custodial banks. (3) ProForma for Howard Bank FNB Branch FNB Planned Branch

Growth & Transformation FNB’s Growth from 2010 → 2020 Source: S&P Global. Branch view in 2010 and 2020, total assets and deposits reflect balances as of December 31, 2010, December 31, 2020, respectively. Over the past 10 years, FNB has grown assets by 316% and deposits by 341% 2010 2020 2010 2020 Total Assets $9.0 B $37.4 B Total Deposits $6.6 B $29.1 B

Clicks-to-Bricks

Clicks Overview Redesigned FNB website (navigation, branding) New shopping experience including new product pages Shopping cart supporting multiple products/boxes Guidance workflows (e.g. Help Me Decide, Goal Advisor, Knowledge Center) Appointment-setting across business lines Intelligent cross-sell based on browsing history, cart contents Completed redesign; doubled customer time on page to 3 minutes, new users up 16% vs. prior site Introduced over 200 product pages (400+ in total) Close to 10,000 new deposit accounts full year (+50% growth YoY) 93 personal, 54 business Knowledge Center resources; 5 Help Me Decide tools; 15 Goal Advisor workflows Generated 9,976 appointments full year ’20 (37% prospects) Developed 90 cross-sell scenarios for consumers; 100+ cross-sell scenarios for businesses

Delivery Channel Model Strong momentum in usage of digital tools and other non-branch delivery channels, along with tools to equip our teams to outperform Online Banking User base growth since June of 2019 with 400K+ active users 11% Digital Wallet Growth Enrollments in the digital wallet since June of 20191 32% Active Mobile Users Increase in total users since June of 2019 with 500K+ active users 29% ITM Investment 53 ITMs in every state in our footprint from starting with just 7 in Pittsburgh2 53 ITM Usage Growth Increase in ITM transactions from 2019 – 2020; deposits and withdrawals rapidly growing2 25% Digital Credit Cards Applications3 49% of credit card application in June of 2021 were digital 49% (1) Allows users to leverage tools such as Apple Pay and Google Pay to make purchases. (2) COVID-19 has greatly expedited the use of our Interactive Teller Machines. (3) Recently began offering online CC applications

FNB’s Data Strategy 1:1 Marketing FNB’s virtual ecosystem utilizes disciplined data management, leverages analytics, and adds value for customers Digital Banking Analytics Data Management 100 servers running SQL managing 50 terabytes of data as an asset Championing enterprise data quality and integrity Establishing an enterprise data foundation to digitize the bank Deploying foundational data infrastructure to support goals 60 proprietary models and algorithms built in house Advanced analytical problem solving Implementation of test and learning culture Development and maintenance of CECL/DFAST models More than 700,000 online banking users Replicating the retail shopping experience Creating an omnichannel application Digital content for products and 3600 customer dashboard More than 7,000,000 marketing offers via direct mail and email in the last 18 months Relevant product and service recommendations Product-based promotional offers Customized website homepage images

Financial Highlights

Key Highlights- Second Quarter 2021 Reported record earnings per diluted common share of $0.31 with net income available to common stockholders of $99.4 million Period-end loan balances, excluding PPP, increased $515 million, or 9.1% annualized on a linked-quarter basis. Average loans decreased $204.8 million, or 0.8%, year-over-year, reflecting commercial loan growth of $431.1 million, or 2.5%, partially offset by a $636 million, or 7.4% decrease in average consumer loans primarily attributable to the sale of approximately $0.5 billion in indirect auto loans in 2020 Average deposit growth of $3.2 billion, or 12%, year-over-year, with non-interest-bearing deposit growth of $1.9 billion, or 24%. Non-interest-bearing deposits now equal 33% of total deposits On a linked-quarter basis, operating pre-provision net revenue (reported) increased $6.9 million due to the growth in revenue of $1.9 million led by net interest income paired with the decrease in non-interest expenses of $5.0 million Strong levels of non-interest income at $79.8 million, a 2.8% increase year-over-year, with record wealth management revenues and solid contributions from insurance and SBA Provision for credit losses was a net benefit of $1.1 million for the second quarter, compared to an expense of $5.9 million in the first quarter of 2021, due to continued improvement in the underlying portfolio credit trends Operating non-interest expense down $5.0 million, or 2.7%, linked quarter Efficiency ratio of 56.8%, 184 basis point improvement from first quarter of 2021 CET1 of 9.9%, up from 9.4% in the year-ago quarter Tangible book value per share of $8.20, a 7.5% increase from the second quarter of 2020

2Q21 1Q21 2Q20 Net income available to common stockholders (millions) $99.4 $91.2 $81.6 Reported Results Earnings per diluted common share $0.31 $0.28 $0.25 Book value per common share $15.43 $15.27 $14.82 Operating net income available to common stockholders1 (millions) $101.5 $91.2 $83.2 Operating earnings per diluted common share1 $0.31 $0.28 $0.26 Total average loan growth2 (0.9%) (3.2%) 35.6% Key Operating Results Total average deposit growth2 15.6% 5.6% 43.2% Efficiency ratio1 56.8% 58.7% 53.7% Common Equity Tier 1 Risk-Based Capital ratio3 9.9% 10.0% 9.4% Tangible book value per common share1 $8.20 $8.01 $7.63 (1) Operating results, a non-GAAP measure, refer to Appendix for non-GAAP to GAAP Reconciliation details and to the cautionary statement preamble for rationale for use of non-GAAP measures. (2) Annualized linked-quarter results. (3) Estimated for 2Q21. 2Q2021 Financial Highlights

$ in millions 2Q21 2Q211 1Q21 1Q211 2Q20 2Q201 2Q21 Highlights Delinquency 0.75% 0.80% 0.80% 0.89% 0.92% 1.02% Improvement in delinquency levels and provision for credit losses reflects favorable credit quality and broad improvement across all loan portfolio credit metrics. Solid performance resulted in a 15% decrease in classified assets compared to the first quarter of 2021. Net charge-off levels reflect strong performance across all asset classes. Allowance coverage ratio continued to trend favorably relative to NPL levels which improved by $29 million. NPLs+OREO/Total loans and leases + OREO 0.54% 0.58% 0.65% 0.72% 0.72% 0.80% Provision for credit losses ($1.1) $5.9 $30.2 Net charge-offs (NCOs) $3.8 $7.1 $8.5 NCOs (annualized)/Total average loans and leases 0.06% 0.07% 0.11% 0.13% 0.13% 0.15% Allowance for credit losses/ Total loans and leases 1.42% 1.51% 1.42% 1.57% 1.40% 1.54% Allowance for credit losses/ Total non-performing loans and leases 278.2% 229.8% 214.5% (1) Excludes net PPP loans of $1.6 billion as of June 30, 2021, $2.5 billion as of March 31, 2021, and $2.5 billion as of June 30, 2020. Asset Quality

Loan Portfolio Mix

Average, $ in millions 2Q21 1Q21 2Q20 QoQ Δ3 YoY Δ 2Q21 Highlights Securities $6,167 $6,044 $6,199 2.0% (0.5%) Higher securities balances vs. 1Q2021 reflects a more favorable reinvestment environment. $3.6 billion of PPP loans since inception and $1.0 billion in PPP forgiveness during 2Q21. Consumer loans increased primarily due to residential mortgage and direct installment growth. Higher average earning assets reflect average cash balances of $2.4 billion. Transaction deposits2 represent 89.5% of total deposits. Loan-to-deposit ratio of 82.4% at June 30, 2021, compared to 92.1% at June 30, 2020. Total Loans 25,397 25,453 25,602 (0.2%) (0.8%) Commercial Loans and Leases 17,459 17,575 17,028 (0.7%) 2.5% Consumer Loans 7,938 7,878 8,574 0.8% (7.4%) Earning Assets 34,197 33,219 32,208 2.9% 6.2% Total Deposits 30,507 29,367 27,274 3.9% 11.9% Transaction Deposits1 27,248 25,850 22,877 5.4% 19.1% Time Deposits 3,259 3,517 4,397 (7.3%) (25.9%) (1) Excludes time deposits. (2) Period-end as of June 30, 2021. (3) Not annualized. Balance Sheet Highlights

Revenue Highlights

$ in thousands	2Q21	1Q21	2Q20	QoQ Δ	YoY Δ
Total interest income	$252,846	$251,472	$280,846	0.5%	(10.0%)
Total interest expense	24,975	28,549	52,885	(12.5%)	(52.8%)
Net interest income	$227,871	$222,923	$227,961	2.2%	0.0%
Non-interest income	79,772	82,805	77,628	(3.7%)	2.8%
Total revenue	$307,643	$305,728	$305,589	0.6%	0.7%
Net interest margin (FTE)[1]	2.70%	2.75%	2.88%	(5 bps)	(18 bps)
Average earning asset yields (FTE)[1]	3.00%	3.09%	3.54%	(9 bps)	(54 bps)
Average loan yield (FTE)[1]	3.51%	3.51%	3.85%	- bps	(34 bps)
Cost of funds	0.30%	0.36%	0.67%	(6 bps)	(37 bps)
Cost of interest-bearing liabilities	0.43%	0.50%	0.91%	(7 bps)	(48 bps)
Cost of interest-bearing deposits	0.24%	0.31%	0.72%	(7 bps)	(48 bps)

2Q21 Highlights

- Interest expense improved $3.6 million, or 12.5%, linked-quarter and interest income increased slightly supporting revenue growth.
- Net interest income increased compared to prior quarter and stable year-over-year due to PPP contributions, organic loan growth & favorable balance sheet mix offsetting lower interest rate environment.
- Net interest margin was impacted by higher cash balances lowering the earning asset yields partially offset by the improved cost of funds.
- Non-interest income was driven by record wealth management revenues and solid contributions from other businesses.

(1) A non-GAAP measure, refer to Non-GAAP to GAAP Reconciliation for further information

F.N.B. Corporation

Net Interest Income and Net Interest Margin(FTE) (1) $8 million remaining from PPP Round 1 and $37 million from PPP Round 2. (2) Purchased Credit Deteriorated loan discounts PPP contributed $25 million of net interest income in 2Q2021, with $45 million remaining of unamortized fees as of June 30, 20211. PAA contributed $5 million of NII in 2Q2021 vs. $7 million in 1Q2021 Increased levels of cash negatively impacted net interest margin due to funds from PPP loans and government stimulus activities. Remaining unamortized PCD discount is $39 million as of June 30, 2021. 2Q203Q204Q201Q212Q21 Net Interest Margin (FTE)2.88%2.79%2.87%2.75%2.70% PPP impact0.02%0.06%0.17%0.10%0.13% PAA impact0.16%0.13%0.11%0.08%0.06% Cash impact(0.03%) (0.04%) (0.07%) (0.13%) (0.20%) Net Interest Income (in millions)

$ in thousands 2Q21 1Q21 2Q20 QoQ Δ YoY Δ 2Q21 Highlights Service charges $29,726 $27,831 $23,938 6.8% 24.2% Service charges increased $1.9 million linked-quarter, as customer transaction activity seasonally increased Growth in wealth management revenues reflects strong activity levels across the footprint and an increase in assets under management Mortgage banking operations impacted as gain-on-sale margins tightened, held-for-sale pipelines declined from elevated levels and the benefit from mortgage servicing rights impairment valuation recovery decreased $2.2 million from $2.5 million last quarter. Trust income 9,282 9,083 7,350 2.2% 26.3% Insurance commissions and fees 6,227 7,185 5,835 (13.3%) 6.7% Securities commissions and fees 5,747 5,618 3,763 2.3% 52.7% Capital markets income 7,012 7,712 12,515 (9.1%) (44.0%) Mortgage banking operations 7,422 15,733 16,550 (52.8%) (55.2%) Dividends on non-marketable securities 2,383 2,276 2,766 4.7% (13.8%) Bank owned life insurance 4,766 2,948 3,924 61.7% 21.5% Net securities gains (losses) 87 41 97 112.2% (10.3%) Other 7,120 4,378 890 62.6% 700.0% Total reported non-interest income $79,772 $82,805 $77,628 (3.7%) 2.8% Non-Interest Income

Non-Interest Expense

$ in thousands	2Q21	1Q21	2Q20	QoQ Δ	YoY Δ
Salaries and employee benefits[1]	$102,025	$107,303	$93,380	(4.9%)	9.3%
Occupancy and equipment[1]	31,334	33,193	29,071	(5.6%)	7.8%
Amortization of intangibles	3,024	3,050	3,343	(0.9%)	(9.5%)
Outside services[1]	18,688	16,929	16,868	10.4%	10.8%
FDIC insurance	4,208	4,844	5,371	(13.1%)	(21.7%)
Bank shares tax and franchise taxes	3,576	3,779	4,029	(5.4%)	(11.2%)
Other[1]	17,001	15,764	21,881	7.8%	(22.3%)
Non-interest expense excluding significant items impacting earnings[1]	$179,856	$184,862	$173,943	(2.7%)	3.4%
Significant items impacting earnings[1]	2,644	-	1,989		
Total reported non-interest expense	$182,500	$184,862	$175,932	(1.3%)	3.7%

2Q21 Highlights

- Salaries and employee benefits increased 9.3% year-over-year, related primarily to production-related commission increase of $2.8 million and normal annual merit increases
- Occupancy and equipment improved vs. 1Q2021 through lower seasonal utilities costs
- Outside services expenses increased through various minor increases related to third-party technology providers, legal costs, and other consulting engagements.

(1) Excludes amounts related to significant items impacting earnings, representing branch consolidation costs of $2.6 million in 2Q21 and COVID-19 expense of $2.0 million in 2Q20

F.N.B. Corporation

Supplemental Information

Category FY 2021 Target 3Q2021 Commentary Spot loans Mid-single digit growth from 12/31/2020, excluding PPP Assumes additional PPP forgiveness of ~$0.5 billion in 3Q2021 Excluding PPP contribution, expect net interest income to be up slightly 3Q2021 vs. 2Q2021. The level of PPP contribution will be a direct function of the amount of forgiveness processed during the quarter Expect non-interest income to be at similar levels as 2Q2021 given the diversified nature of non-interest income revenue streams Flattish levels of operating non-interest expense compared to 2Q2021 Balance Sheet Spot deposits Total deposits continue to benefit from stimulus and increased liquidity levels Total Revenue Stable from FY 20201 Provision Expense Down significantly from January 2021 expectations, expect continued strong performance with incremental provision dependent on level of loan growth in 2H2021 Income Statement Non-interest expense Down slightly from 2020 levels of $720 million on an operating basis Effective tax rate 19% Full Year 2021 Financial Objectives – 3Q2021 Commentary Note: Targets are relative to FY2020 results. (1) Reported total revenue of $1.2 billion.

Howard Bancorp Acquisition

Transaction Highlights Strategic Transaction Strategic, in-market acquisition that is additive to FNB’s Maryland presence; significant scarcity value with Howard Bancorp positioned as the largest remaining community bank based in the Baltimore MSA Increases FNB’s Baltimore deposits by $1.7Bn to $3.5Bn and #6 deposit rank on a pro forma basis Attractive core deposit franchise with 36% non-interest bearing deposits and 14 bps cost of deposits Strong commercial-focused bank with consistent underwriting philosophy and solid customer base Ability to overlay FNB product suite onto Howard Bancorp customer base Attractive Financial Impacts 4% EPS accretion with fully phased-in cost savings Enhances key profitability metrics, including a >200 bps improvement in Efficiency ratio Limited TBV dilution of (2)% with short earnback period of ~3 years Efficient use of capital with IRR of >25% and neutral to CET1 ratio Well-structured transaction; Price / TBV of 1.6x and Price / Forward EPS with Cost Savings of 8.8x Low Execution Risk Howard Bancorp represents ~6% of combined asset size In-market transaction with significant cost savings and branch consolidation opportunities Both banks operate on a common core banking system, allowing for lower integration risk Successful history of operating in Howard Bancorp’s markets; represents FNB’s fourth acquisition in Maryland for a total weighted average entry price of 1.5x TBV over all transactions FNB is a proven acquirer that has successfully integrated 15 acquisitions since 2005 Howard Bancorp Acquisition Represents a Strategic Transaction with Attractive Financial Impacts and Low Execution Risk

Loans: $1.9Bn Yield on Loans: 4.22% Deposits: $2.0Bn Cost of Deposits: 0.14% Profitability (1Q’21) (%)   ROAA 0.98 ROATCE 10.3 Net Interest Margin 3.43 Efficiency Ratio 54 Fee Income Ratio 10 Balance Sheet (1Q’21) (%)   % Non-Interest Deposits 36 TCE / TA 9.9 CET1 Ratio 12.1 NPAs / Assets 0.6 Reserves / Loans 0.9 Assets $2.6Bn Headquarters Baltimore, MD Chairman & CEO Mary Ann Scully Ticker HBMD (NASDAQ-Listed) Average Daily Trading Volume (3-Mo) $0.3MM Year Founded 2004 Locations 13 Branches Source: Company Materials, SNL Financial Note Does not include the impact of contemplated branch consolidations (1) (1) Overview of Howard Bancorp Howard Bancorp Loan & Deposit Composition Loan Composition Deposit Composition Howard Bancorp Financial Summary Market Position: Baltimore MSA Deposit Share Howard Bancorp is a Commercial-Focused Lender with a Strong Operating Profile Overview of Howard Bancorp, Inc.

Strategic In-Market Transaction with Low Execution Risk

Enhances Presence within Baltimore MSA & Mid-Atlantic Region, While Allowing for Significant Cost Savings Opportunties

FNB Operates a Well-Diversified Footprint



Cleveland
Pittsburgh
Columbus
Philadelphia
Baltimore
Trenton
Washington
Richmond
Norfolk
Greensboro
Raleigh
Charlotte
Fayetteville
Columbia
Augusta
Charleston
FNB
Howard

Enhances Baltimore Presence with Howard Bancorp Acquisition



Hagerstown
Maryland
Martinsburg
Frederick
Baltimore
Germantown
Winchester
Columbia
Annapolis
Washington
Dale City
FNB
Howard
Branch Overlap
3-Mile: 85%
2-Mile: 62%
1-Mile: 46%

Adds to FNB's Strong Customer Density in Maryland[1]



Baltimore
Wealth Management
Retail & Commercial
Insurance

Howard Bancorp adds incremental scale to our Maryland presence

Source: Company Materials, SNL Financial
Notes: Represents current FNB customers

F.N.B. Corporation

Notes: Based on pro forma impacts including fully phased-in cost savings Includes full impact of one-time merger expenses in pro forma closing impacts for TBV and capital for illustrative purposes Key Items Earnings per Share (1) Efficiency Ratio (1) Return on Tangible Common Equity (1) TBV per Share at Closing (2) TBV Earnback (Crossover Method) (2) CET1 Ratio at Closing (2) Internal Rate of Return Pro Forma Financial Impact 4% >(200)bps >50bps (2)% ~3 Years Neutral >25% Howard Bancorp Represents a Financially-Compelling Transaction for FNB, While Preserving Tangible Book Value and Capital Attractive Financial Impacts

Consideration Mix – 100% stock Exchange Ratio – 1.8 shares of FNB common stock for each share of Howard Bancorp common stock Transaction Value – $418MM deal value, or $21.96 per share (1) Price / TBV – 1.6x Price / Forward EPS with Cost Savings – 8.8x Cost Savings – >50% cost savings on Howard Bancorp’s non-interest expense Phase-In Period – 85% in year one and 100% thereafter Branch Overlap – 62% of Howard Bancorp’s branches are within 2-miles of an FNB branch System Overlap – Lower risk integration with common core banking platform One-Time Merger Expenses – $32MM pre-tax Impact of one-time merger expenses fully included in pro forma closing impacts for TBV and capital Loan Credit Mark – 1.7% of loans 56% PCD loan mark composition (1.0% of loans) and 44% non-PCD composition (0.7% of loans) Day 2 CECL reserve of 1.2% of loans Core Deposit Intangible (CDI) – 0.50% of non-time deposits Amortized using 10-year sum-of-years digits Closing – Estimated in early 2022 (1) Based on FNB closing price of $12.20 as of July 12, 2021; represents fully diluted deal value Consideration & Deal Value Cost Savings Key Merger Assumptions Conservative Assumptions Utilized within Pro Forma Modeling Analysis Key Transaction Assumptions

Additional Financial Data

Note: Balance and % of Portfolio based on period-end balances. As of 6/30/2021 ($ in millions) Balance Mix % Savings, NOW, MMDA $17,070 55% Non-Interest Bearing 10,198 33% Transaction Deposits $27,268 Time Deposits 3,201 11% Total Deposits $30,469 Customer Repos 446 1% Total Deposits and Customer Repo Agreements $30,915 100% Transaction Deposits and Customer Repo Agreements $27,714 90% Deposits and Customer Repurchase Agreements $30.9B Deposits and Customer Repo Agreements as of June 30, 2021 Loans to Deposits and Customer Repos Ratio (excluding loans HFS) at 6/30/2021 = 82.4% New client acquisition and relationship-based focus reflected in favorable deposit mix 90% of total deposits and customer repo agreements are transaction-based deposits Deposits Commentary

2009 2Q2021 Δ NIB Deposits 16% 33% 17% Time Deposits 35% 11% (24%) Strong deposit growth with improving NIB demand over time Total Deposits 2009 – 2Q2021 Deposits Composition

(1) Amounts reflect GAAP. (2) Comprised of Ginnie Mae Project Loans and FNMA DUS bond holdings. As of June 30, 2021 % Ratings ($ in millions1) Balance Portfolio Investment % Agency MBS $2,332 37% AAA 100% Agency CMO 1,852 30% AAA 100% Agency Debentures 368 6% AAA 100% Municipals 1,085 17% AAA AA A 12% 74% 14% Commercial MBS2 621 10% AAA 100% US Treasury 1 <1% AAA 100% Other 2 <1% Various/NR Total Investment Portfolio $6,261 100% Investment Portfolio Highly Rated Investment Portfolio as of June 30, 2021 $6.3B $6.3B 98% of total portfolio rated AA or better, 99% rated A or better Relatively low duration of 3.3 Municipal bond portfolio Highly rated with an average rating of AA and 99% of the portfolio rated A or better General obligation bonds = 100% of municipal portfolio Minimal CECL impact < $100K Investments Commentary

Annual Operating Trends

		2020	2019	2018	2017	2016
Operating Earnings[1] (Non-GAAP)	**Net income available to common stockholders**	**$314.0**	**$386.1**	**$366.7**	**$281.2**	**$187.7**
	Net income per diluted common share	$0.96	$1.18	$1.13	$0.93	$0.90
Profitability Performance[1] (Non-GAAP)	Return on average assets	0.88%	1.16%	1.17%	0.99%	0.95%
	Return on average tangible common equity	13.1%	17.1%	18.5%	15.7%	14.8%
	Efficiency ratio	**56.1%**	**54.5%**	**54.8%**	**54.3%**	**55.4%**
Balance Sheet Organic Growth Trends[2]	**Total loan growth**	**10.7%**	**5.5%**	**5.4%**	**6.3%**	**8.0%**
	Commercial loan growth	17.4%	6.0%	4.4%	3.6%	7.4%
	Consumer loan growth[3]	(0.7%)	4.7%	7.1%	10.4%	8.6%
	Transaction deposit and customer repo growth[4]	18.5%	5.5%	2.4%	3.5%	8.0%
Asset Quality	Net charge-offs/Total average loans and leases (GAAP)	0.24%	0.12%	0.26%	0.22%	0.28%
	Allowance for credit losses/Total loans and leases (GAAP)	**1.43%**	**0.84%**	**0.81%**	**0.83%**	**1.06%**
Capital	CET1[5]	9.9%	9.4%	9.2%	8.9%	9.2%
	Tangible book value per share	$7.88	$7.53	$6.68	$6.06	$6.53

(1) Includes adjustments to reflect the impact of certain merger-related items, refer to Appendix for GAAP to non-GAAP Reconciliation details. (2) Full-year average organic growth results. Organic growth results exclude initial balances acquired in the following acquisitions; YDKN 1Q17, FITB 2Q16, METR 1Q16, BofA 3Q15, OBAF 3Q14, BCSB 1Q14, PVFC 4Q13, ANNB 2Q13, PVSA 1Q12, CB&T 1Q11. (3) Consumer includes Residential, Direct Installment, Indirect Installment and Consumer LOC portfolios. (4) Total deposits excluding time deposits. (5) Estimated for FY 2020.

F.N.B. Corporation

FNB’s Value Proposition Continuous Growth in Revenue and Net Income CAGR Since 2009 Revenue 11% Net Income 23% (1) Includes adjustments to reflect the impact of certain significant items, refer to Appendix for GAAP to non-GAAP Reconciliation details.

2021 Peer Group Listing

Ticker	Institution	Ticker	Institution
ASB	Associated Banc-Corp	NYCB	New York Community Bancorp
CHFC	Chemical Financial Corp.[1]	PBCT	People's United Financial, Inc.
CBSH	Commerce Bancshares, Inc.	PNFP	Pinnacle Financial Partners
CFR	Cullen/Frost Bankers, Inc.	SNV	Synovus Financial Corp.
FHN	First Horizon National Corp.[2]	UMPQ	Umpqua Holdings Corp.
FULT	Fulton Financial Corp.	UBSI	United Bankshares, Inc.
HWC	Hancock Whitney Corp.	VLY	Valley National Bancorp
HBAN	Huntington Bancshares, Inc.	WBS	Webster Financial Corp.
IBKC	IBERIABANK Corp.[2]	WTFC	Wintrust Financial Corp.
KEY	KeyCorp	ZION	Zions Bancorp

(1) CHFC merged with TCF Financial 3Q19; used for historical comparison. (2) IBKC merged with FHN during 2Q20; used for historical comparison

F.N.B. Corporation

Non-GAAP to GAAP Reconciliation

Non-GAAP to GAAP Reconciliation

Non-GAAP to GAAP Reconciliation

Non-GAAP to GAAP Reconciliation

Non-GAAP to GAAP Reconciliation

Non-GAAP to GAAP Reconciliation

Non-GAAP to GAAP Reconciliation

Non-GAAP to GAAP Reconciliation

Non-GAAP to GAAP Reconciliation